Filed pursuant to Rule 433

Registration Statement No. 333-180300-03

April 17, 2013

SUBJECT:	LAST CHANCE TO REGISTER: Another Opportunity For Monthly Cash Flow Join us for the launch of the CS Silver Shares Covered Call ETN

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Another Opportunity for Monthly Cash Flow

Credit Suisse Silver Shares Covered Call ETN (SLVO)

Please join us on a webcast today at 2:00 p.m. EDT for an update on our Covered Call Strategies and learn about the newest member of the Credit Suisse ETN family, SLVO.

Register for the Webcast

Key Features of the Credit Suisse Silver Shares Covered Call ETN (SLVO):

-	Monthly cash distributions based on premiums generated
-	Long position in the shares of the iShares® Silver Trust ETF (Ticker: SLV UP<Equity>) in conjunction with a 6% out-of-the-money call option (monthly)
-	First U.S. exchange traded product offering a covered call strategy on a silver investment
-	Expected Nasdaq listing
-	Rules-based and transparent strategy

Credit Suisse ETN Products

-	Silver Shares Covered Call Exchange Traded Notes - SLVO - New!
-	Gold Shares Covered Call Exchange Traded Notes - GLDI
-	MLP Index Exchange Traded Notes - MLPN
-	Merger Arbitrage Index Exchange Traded Notes - CSMA
-	Merger Arbitrage Index Leveraged Exchange Traded Notes - CSMB
-	Long/Short Equity Index Exchange Traded Notes - CSLS
-	Market Neutral Equity Exchange Traded Notes - CSMN

Selected Investment Considerations

-	The ETNs do not have a minimum payment at maturity or daily repurchase value and are fully exposed to any decline in the applicable Index. Furthermore, the return at maturity or upon repurchase will be reduced by any fees and charges associated with the ETNs and the relevant Index. Therefore, the level of the Index must increase by an amount sufficient to offset the applicable fees and charges.
-	You will not receive fixed periodic interest payments on any ETN. Certain ETNs may provide for the payment of periodic coupons. The amount of any such coupon payment will vary and could be zero.
-	Although the return on the ETNs will be based on the performance of the applicable Index, the payment of any amount due on the ETNs, including any payment upon redemption, acceleration or at maturity, and coupon payments (if any) is subject to the credit risk of Credit Suisse. Investors are dependent on Credit Suisse’s ability to pay all amounts due on the ETNs, and therefore investors are subject to our credit risk. In addition, any decline in our credit ratings, any adverse changes in the market’s view of our creditworthiness or any increase in our credit spreads is likely to adversely affect the market value of the ETNs prior to maturity.
-	Unfavorable price movements in the shares of the iShares® Silver Trust (the “SLV shares”) or the options on the SLV shares may cause negative performance of the Credit Suisse NASDAQ Silver FLOWSTM 106 Index (the “SLVO Index”) and loss of your investment, and there is no assurance that the strategy on which the SLVO Index is based will be successful.
-	We expect that investors will purchase and sell the ETNs primarily in the secondary market through the exchange on which such ETNs are listed. We have no obligation to maintain any listing on any exchange, and may delist the ETNs at any time.
-	The indicative value of the ETNs is not the same as the closing price or any other trading price of the ETNs in the secondary market. The trading price of the ETNs at any time is the price at which you may be able to sell your ETNs in the secondary market at such time, if one exists. The trading price of the ETNs at any time may vary significantly from the indicative value of such ETNs at such time. Before trading in the secondary market, you should compare the indicative value with the then-prevailing trading price of the ETNs.
-	The return on the SLVO ETNs is linked to the performance of the SLVO Index, which measures the return of a covered call strategy on the SLV shares. Your investment reflects a concentrated exposure to a single asset and, therefore, could experience greater volatility than a more diversified investment.
-	The SLVO ETNs should not be expected to track the price of silver because of the fees and expenses applied to each of the SLV shares and the SLVO ETN as well as the design of the SLVO Index methodology which limits upside participation in any appreciation of the SLV shares. Accordingly, the performance of the SLVO ETNs should not be expected to mirror the performance of the price of silver.
-	The SLVO Index replicates notional positions in SLV shares and options. As an owner of the SLVO ETNs, you will not have rights that holders of the SLV shares or in any call options on the SLV shares may have, and you will have no right to receive delivery of any components of the SLVO Index or any interest in silver.
-	We have the right to repurchase or accelerate the ETNs, as applicable, during the term of the ETNs. The amount you may receive upon a repurchase or acceleration by Credit Suisse, as applicable, may be less than the amount you would receive on your investment at maturity or if you

Exchange Traded Notes

Contact

Please contact the ETN desk at 212-538-7333 if you have questions or would like to arrange a call with someone on our team, or email us at etn.desk@credit-suisse.com.

had elected to have us repurchase your ETNs at a time of your choosing.

-	Tax consequences of the ETNs are uncertain and potential investors should consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the ETNs.
-	An investment in ETNs involves significant risks. The selected investment considerations herein are not intended as a complete description of all risks associated with ETNs. For further information regarding risks relating to the ETNs, please see the section entitled “Risk Factors” in the applicable pricing supplement.

Credit Suisse AG (“Credit Suisse”) has filed a registration statement (including prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering of the ETNs. Before you invest, you should read the applicable pricing supplement, the Prospectus Supplement dated March 23, 2012, and the Prospectus dated March 23, 2012, to understand fully the terms of the ETNs and other considerations that are important in making a decision about investing in the ETNs. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Credit Suisse, any agent or dealer participating in an offering will arrange to send you the applicable pricing supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

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